Anthony H. Zacharski
Partner
Morgan, Lewis & Bockius LLP
101 Park Avenue
New York, NY 10178-0060

January 12, 2026

VIA EDGAR

Kenneth Ellington

Staff Accountant

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review and Accounting Office

Re:	The Marsico Investment Fund (“Registrant”) (Registration Nos. 333-36975 and 811-08397)

Dear Mr. Ellington:

This letter responds to comments you provided to me on December 19, 2025, with respect to the Registrant’s Form N-CSR filing for the annual period ending September 30, 2025, which was made on December 4, 2025 (Accession No. 0001104659-25-118521). Below, on behalf of the Registrant and each of its series (“Fund”), I have reproduced what I understand to be your comments and provided the Registrant’s responses.

1.	Comment: In the footnote to the Schedule of Investments that identifies level 3 investments for the Marsico International Opportunities Fund, please disclose that “value was determined using significant unobservable inputs” as required by FN 9 of Article 12-12 of Regulation S-X.

Response: The Registrant notes that the sole security determined as a level 3 investment for the Marsico International Opportunities Fund was designated in the “Summary of Fair Value Measurements” table as being valued with “Significant Unobservable Inputs” with an accompanying footnote stating the name of the security for cross reference purposes to the Schedule of Investments. However, to further clarify the existing disclosure, in response to the comment, the Registrant will include the requested disclosure in future N-CSR filings by revising the existing footnote, which discloses that each level 3 security was “valued at fair value as determined in good faith by the Adviser, as the Fund’s Board of Trustees’ valuation designee, in accordance with the Fund’s policy and procedures,” to also state that such “value was determined using significant unobservable inputs.”

2.	Comment: Item 4(e)(2) discloses that 100% of the fees were approved by the Registrant’s Audit Committee. Please confirm that this disclosure is accurate.

Response: The Registrant acknowledges that Item 4(e)(2) of Form N-CSR elicits information about fees for services in situations where the pre-approval requirement was waived. The Registrant understands that its response to this item should disclose the percentage of the services described in each of paragraphs (b) through (d) of Item 4 of Form N-CSR for which the pre-approval requirement was waived pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X. The Registrant will disclose that percentage in future N-CSR filings.

3.	Comment: The Staff of the U.S. Securities and Exchange Commission noted significant concentrated ownership of the Institutional Class of each Fund, based on its review of the financial statements. Please confirm in correspondence that the Funds address large shareholder risk in the statutory or summary prospectus.

Response: The Registrant believes that its existing prospectus risk disclosure, which does not include large shareholder risk, is appropriate. The ownership of Institutional Class shares disclosed in the last paragraph of Note 1 to the financial statements describes shares held in accounts attributable to Trustees and/or officers of the Registrant and officers and/or employees of the Registrant’s investment adviser that have fiduciary duties to the Registrant and historically have not made any significant, disruptive redemptions or purchases. Moreover, those Trustees, officers and employees are separate natural persons with investment discretion over their own accounts who would not be making purchase or redemption decisions in concert, as part of an organized group. Accordingly, the Registrant believes that this ownership does not present a material risk to any Fund. In light of the comment, however, the Registrant will add large shareholder risk disclosure to its prospectus as part of its upcoming annual update later this month.

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If you have additional questions or would like any additional information, please let me know.

Sincerely,

/s/ Anthony H. Zacharski

Anthony H. Zacharski